

June 28, 2010

<u>Via U.S. Mail and Facsimile</u>

Sidney D. Rosenblatt
Executive Vice President, Chief Financial Officer,
Treasurer and Secretary
Universal Display Corporation
375 Phillips Boulevard
Ewing, NJ 08618

      Re: Universal Display Corporation
              Form 10-K for the fiscal year ended December 31, 2009
              Filed March 15, 2010
              File No. 001-12031

Dear Mr. Rosenblatt:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Daniel Morris
Special Counsel

cc (via fax):   Justin W. Chairman, Esq.
                Morgan, Lewis & Bockius LLP